EXHIBIT 12.1
ABITIBIBOWATER INC.
Computation of Ratio of Earnings to Fixed Charges
(In millions)
(Unaudited)

	Years Ended December 31,
	2009	2008	2007	2006	2005

(Loss) earnings:

Loss before income taxes and cumulative effect of accounting changes (1)	$(1,682)	$(2,299)	$(649)	$(111)	$(91)

Add: Fixed charges from below	606	727	266	203	203
Less: Capitalized interest	(1)	—	(1)	(4)	(1)

	(1,077)	(1,572)	(384)	88	111

Fixed Charges:

Interest expense, net of interest capitalized	540	594	248	200	195
Capitalized interest	1	—	1	4	1
Estimate of interest within rental expense	8	10	9	3	3
Amortized premium and discounts related to indebtedness	57	123	8	(4)	4

	606	727	266	203	203

Deficiency of Earnings to Fixed Charges (2)	$1,683	$2,299	$650	$115	$92

(1)	For the year ended December 31, 2008, loss before income taxes and cumulative effect of accounting changes included an extraordinary loss on expropriation of assets of $256 million.

(2)	For all periods presented, earnings were inadequate to cover fixed charges, resulting in a deficiency.